UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C. 20549

                        OMB APPROVAL

  OMB Number:                                 3235-0145
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                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                           (Amendment No. ___)*



                    Affinity Technology Group, Inc.
                             (Name of Issuer)


                Common Stock, Par Value $.0001 Per Share
                      (Title of Class of Securities)



                               00826M 10 3
                              (CUSIP Number)

                          William S. Hummers III
                           Post Office Box 1029
                     Greenville, South Carolina 29602
                               (864) 255-7913

          (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)



    April 1996 (Registration under Section 12 of the Securities Exchange
             Act of 1934 in connection with initial public offering)

           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                        SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No.       00826M 10 3                             Page  2  of  5  Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Carolina First Corporation
   57-0824914


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)( )
                                                             (b)( )


3  SEC USE ONLY


4  SOURCE OF FUNDS*
   WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                ( )


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   South Carolina


   NUMBER OF      7  SOLE VOTING POWER
    SHARES           5,999,706
 BENEFICIALLY
   OWNED BY
     EACH         8  SHARED VOTING POWER
   REPORTING
    PERSON
     WITH         9  SOLE DISPOSITIVE POWER
                     5,999,706


                 10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,999,706


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             ( )


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 20.3% (after consummation of expected initial public offering)


14  TYPE OF REPORTING PERSON*
    HC




                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                                                 Page  3  of  5


Item 1. Security and Issuer

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.0001 per share ("Common Stock"), of Affinity Technology Group, Inc. (the "Company"). The Company's principal executive offices are located at 1333 Main Street, Suite 101, Columbia, South Carolina 29201-3201.


Item 2. Identity and Background

     (a)-(c) The person filing this Statement is Carolina First Corporation ("CFC"), which is a South Carolina corporation headquartered in Greenville South Carolina, on behalf of Blue Ridge Finance Company, Inc. ("BRFC"), its wholly-owned subsidiary which owns the securities disclosed herein. The principal business address of CFC is 102 South Main Street, Greenville, South Carolina 29601. BRFC and CFC are financial institutions.

     (d)-(e) During the last five years, neither BRFC nor CFC has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     BRFC owns 128,366 shares of Common Stock (the "Shares") and has a warrant (the "Warrant") to purchase an additional 5,871,340 shares of Common Stock. The Shares and the Warrant were acquired by CFC on November 8, 1995 and transferred to BRFC on April 15, 1996. The source of funds to purchase the shares and the warrant was the working capital of CFC. The Shares and Warrant were acquired in connection with lending arrangements between CFC and the Company and services performed by CFC on behalf of the Company and only a nominal amount of funds were paid (the "Purchase Price") in connection with the acquisition of the Shares and the Warrant. No part of the Purchase Price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares or the Warrant.


Item 4. Purpose of Transaction.

     (a)-(j) The purpose of the acquisition of the Shares and the Warrant was to acquire an equity interest in the Company. Neither CFC nor BRFC have any plans or proposals with respect to the Company which relate to any of the items set forth in Item 4 (a) through (j) of
Schedule 13D. This filing is being made in connection with the Company's registration of its Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.


Item 5. Interest in Securities of the Issuer.

     (a) BRFC owns the Shares (128,366 shares of Common Stock) and the Warrant (the right purchase an additional 5,871,340 shares of Common Stock). The Warrant is currently exercisable. However, unless prior written approval of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board") is received, the Warrant may not be exercised in whole or in part if, after such exercise, the holder of the Warrant will beneficially own 5% or more of the Common Stock of the Company then outstanding.

     After consummation of the Company's initial public offering, the Shares and the shares represented by the Warrant are expected to constitute approximately 20.2% of the Company's total outstanding shares of Common Stock. BRFC has sole voting and power of disposition with respect to the Shares and the Warrant.

     (b) BRFC retains sole power with respect to voting and disposition of the Shares and the Warrant.

     (c) None.

     (d)-(e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

     The Warrant is currently exercisable. However, unless prior written approval of the Federal Reserve Board is received, the Warrant may not be exercised in whole or in part if, after such exercise, the holder of the Warrant will beneficially own 5% or more of the Common Stock of the Company then outstanding. The Warrant will terminate (to the extent not exercised) on December 31, 2015. The Warrant is included as an exhibit to this filing.

     CFC has a letter agreement with the Federal Reserve Board which, in substance, provides that CFC will not take certain actions which would result in its controlling the Company. This letter agreement is attached hereto as an exhibit.


Item 7. Material to Be Filed as Exhibits.

     Exhibit 1:     Warrant to Purchase Common Stock of Affinity
                    Financial Group, Inc. dated as of November 8, 1995.

     Exhibit 2: Amendment No. 1 with Respect to Warrant to Purchase Common Stock of Affinity Financial Group, Inc. dated as of December 28, 1995.

     Exhibit 3: Letter Agreement between Carolina First Corporation and the Board of Governors of the Federal Reserve Board.

     Exhibit 4:     Assignment of Warrant between Carolina First
                    Corporation and Blue Ridge Finance Company, Inc. dated April 15, 1996.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned officer, on behalf of CFC, certifies that the information set forth in this statement is true, complete and correct.



                                   April 2, 1996
                                   (Date)

                                   CAROLINA FIRST CORPORATION
                                   On its own behalf and on behalf of
                                   Blue Ridge Finance Company, Inc., its
                                   wholly-owned subsidiary



                              By:  /s/ William S. Hummers III
                                   Executive Vice President